Filed Pursuant to Rule 424(b)(3)

Registration No. 333-192475

PROSPECTUS SUPPLEMENT NO. 8

SCHOOL SPECIALTY, INC.

402,296 shares of Common Stock

This prospectus supplement relates to the prospectus dated August 25, 2014, which covers the sale of an aggregate of up to 402,296 shares of our common stock, $0.001 par value per share (the “Common Stock”), by the selling stockholders identified in the prospectus (collectively with any such holder’s transferee, pledgee, donee or successor, referred to below as the “Selling Shareholders”).  The shares of common stock covered by the prospectus were issued in connection with the voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) filed by us and certain of our subsidiaries (collectively, the “Debtors”) on January 28, 2013, pursuant to the May 23, 2013 Bankruptcy Court order confirming the Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as corrected by the Bankruptcy Court on June 3, 2013.

We will not receive any proceeds from the sale by the Selling Shareholders of the shares covered by the prospectus.

This prospectus supplement is being filed to include the information set forth in our report on Form 8-K filed on December 22, 2014, which is set forth below.  This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement.

The last reported price of our common stock on the OTCQB marketplace on December 19, 2014 was $115.00 per share.  Although our stock is quoted in the OTCQB, it is thinly traded, and as a result our investors do not have a meaningful degree of liquidity. Our executive offices are located at W6316 Design Drive, Greenville, Wisconsin 54942, and our telephone number is (920) 734-5712.

Investing in our securities involves risks.  You should carefully consider the Risk Factors beginning on page 1 of the prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement are truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 22, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 19, 2014

SCHOOL SPECIALTY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-24385	39-0971239
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

W6316 Design Drive Greenville, Wisconsin 54942
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code:  (920) 734-5712

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Departure of Certain Named Executive Officers

As previously disclosed, on December 1, 2014, Richmond Holden, the Company’s Executive Vice President, Curriculum Group was terminated without cause in connection with a reorganization of the executive management team of the Company.

In connection with the foregoing, Mr. Holden and the Company entered into a severance agreement on December 19, 2014 (the “Severance Agreement”) which provides for severance benefits consistent with those previously disclosed in the Company’s 2014 proxy statement, including, among other things, a severance payment equal to 12 months of base salary, payable in accordance with the normal Company payroll practices.  In addition, Mr. Holden will have the right to participate for six months in the Company’s group health insurance plan at his own expense in accordance with the mandates of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

The foregoing description of the Severance Agreement does not purport to be complete and is qualified in its entirety by reference to the Severance Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 9.01

Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Severance Agreement between School Specialty, Inc. and Richmond Holden, dated as of December 19, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOOL SPECIALTY, INC.

Dated: December 22, 2014	By: /s/ Kevin Baehler
Kevin Baehler Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Severance Agreement between School Specialty, Inc. and Richmond Holden, dated as of December 19, 2014.

Exhibit 10.1

W6316 Design Drive Greenville, WI 54942 P.O. Box 1579 Appleton, WI 54912-1579

December 1, 2014

Mr. Rick Holden

P.O. Box 12

Duxbury, MA 02331

Dear Rick:

This will confirm our proposal in connection with your termination from employment with School Specialty, Inc. (the “Company”), effective December 1, 2014 (“Separation Date”).  Your employment is being terminated without “cause” pursuant to the terms of your March 15, 2010 Employment Agreement, as amended by your March 12, 2012 Offer Letter (“Employment Agreement”), due to a reorganization of the executive management team.   In connection with the separation, the Company offers you the following benefits:

(1)

Unconditional Assistance Benefits.  Whether or not you choose to sign this agreement and accept the terms it contains, or, having done so, exercise your rights to revoke your acceptance of these terms (described more fully in Paragraph 4(E), below), the following circumstances will apply to you:

(A)

The Company will pay you your regular base wages through the Separation Date;

(B)

The Company will pay you for any paid time off (“PTO”) that you have accrued but not used through the Separation Date;

(C)

The Company will reimburse you for costs associated with educational classes which were approved prior to the date of this agreement, pursuant to the Company’s educational reimbursement policy;

(D)

You will retain all your vested rights, if any, as of the Separation Date in the Company’s 401(k) plan and will receive all payments due you under the terms of that plan.  You may contact a J.P. Morgan representative to assist you in determining options for your monies (1-800-345-2345); and

(E)

If you were a participant in the Company’s group health insurance plan on the Separation Date, the Company will provide you with the right to participate, at your own expense, in such plan in accordance with the mandates of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).  If you have any questions regarding COBRA, please contact Benefit Advantage at 800-686-6829 ext. 3.

The payments described above will be subject to normal deductions for income and employment taxes and will be paid to you as required by applicable law.

(2)

Conditional Benefits.  In consideration of your undertakings set forth in Paragraph 3, below, and conditioned upon (A) your acceptance of the terms contained in this agreement and (B) your decision not to exercise your revocation rights (described in Paragraph 4(E), below), the Company will provide you the following benefits:

(A)

The Company will pay you, as severance, the total pre-tax amount of $360,500, which represents twelve (12) months of your current base salary.  The total number of weeks of base salary you receive as a severance benefit under this paragraph is hereinafter referred to as the “Severance Period.”  The severance benefit will be paid to you according to the Company’s regular payroll practices and schedule beginning on the first regular Company pay date that occurs at least five (5) business days following expiration of the

Revocation Period (defined below), and the installments will be subject to normal deductions for income and employment taxes.

(B)

The Company will not oppose your application for or receipt of unemployment benefits;

(C)

If you are covered by the Company’s health insurance plan on the Separation Date, and you elect COBRA coverage in a timely manner, the Company will reimburse you for such COBRA coverage premiums for the first six (6) months you are eligible for coverage.  Should you wish to continue COBRA coverage thereafter, you acknowledge and agree that you will be solely responsible for the payments associated with such coverage; and

(D)

You may retain your Company-issued cellular phone and laptop.

(3)

Your Undertakings.  In exchange for the benefits provided to you under Paragraph 2, above, which you acknowledge are greater in their totality than those which you would receive absent this agreement, you agree as follows:

(A)

You agree, on behalf of yourself, your heirs, successors, and assigns, to release the Company, its affiliates, parents and subsidiaries and their respective past and present officers, directors, stockholders, members, partners, agents, associates, and employees (“Released Parties”), from any claims arising on or before the date you sign this agreement.  This release will include, but is not limited to, giving up any claims related in any way to your employment by the Company, the decision to terminate your employment, termination of our employment relationship, arising out of your Employment Agreement, and wages and other remuneration, including, but not limited to, any current or former bonus or other incentive plans or programs offered by the Company, except as described herein.  This release of claims includes any claims, whether they are presently known or unknown, or anticipated or unanticipated by you, and includes, but is not limited to, all matters in law, in equity, in contract, or in tort, or pursuant to statute, including damages, attorneys’ fees, costs, and expenses, and, without limiting the generality of the foregoing, all claims arising under Title VII of the Civil Rights Act, the Americans with Disabilities Act, the Family and Medical Leave Act, the Worker Adjustment and Retraining Notification Act, the Equal Pay Act, the Employee Retirement Income Security Act (with respect to unvested benefits), the Civil Rights Act of 1991, the Massachusetts Wage Act, the Massachusetts Fair Employment Practices Act, and amendments to those laws, or any other federal, state or local law, statute or ordinance affecting your employment with or termination from the Company.  Because you are age 40 or older, your acceptance of this agreement also will release any and all claims under the federal Age Discrimination in Employment Act (“ADEA”).  You should not construe this reference to age discrimination claims as in any way limiting the general and comprehensive nature of the release of claims provided under this Paragraph 3(A).  You agree to waive and give up any benefit conferred on you by any order or judgment issued in connection with any proceeding filed against the Released Parties (defined above) regarding any claim released in this agreement.

However, this release of claims does not apply to or affect claims for benefits under applicable worker’s compensation or unemployment compensation benefits laws, or any claim that controlling law clearly states may not be released by settlement.  This general release does not apply to any vested rights that you may have in the Company’s 401(k) plan or to your continued participation in the Company’s group health insurance plan pursuant to COBRA following the Separation Date. This release shall not limit or restrict your right under the ADEA to challenge the validity of this agreement in a court of law.  Likewise, this release shall not prevent, restrict or in any way limit your right to file a charge or complaint with a government agency (including, without limitation, the Equal Employment Opportunity Commission) or participate in an investigation or proceeding initiated or conducted by a government agency; provided, however, this release of claims does prevent you from making any personal recovery against the Company or the Released Parties, including the recovery of money damages, as a result of filing a charge or complaint with a government agency against the Company and/or any of the Released Parties (defined above);

(B)

You acknowledge and agree that, as of the date you execute this agreement, there are no pending complaints, charges or lawsuits filed by you against the Company or any of the Released Parties.  You further acknowledge and agree that you are the sole and lawful owner of all rights, title and interest in and to all matters released under Paragraph 3(A), above, and that you have not assigned or transferred, or purported to assign or transfer, any of such released matters to any other person or entity;

(C)

You shall return to the Company all of its property and all of the property of the Released Parties which you possess or over which you have direct or indirect control, including, but not limited to, all monies, records, documents, spreadsheets, files, customer lists and information, credit cards, office keys, computers, cellular telephones, electronically encoded information such as computer disks, etc., and all copies of such property, except as specifically provided for herein;

(D)

You agree that you will not disclose, directly or indirectly, the existence or terms of our agreement concerning these matters to any third party; provided, however, that following your obtaining a promise of confidentiality for the benefit of the Company from your tax preparer, accountant, attorney, and spouse, you may disclose the terms of this agreement to such of these individuals who have made such a promise of confidentiality.  This provision shall not prevent you from disclosing such matters in testifying in any hearing, trial or other legal proceeding where you are required to do so.  In addition to the foregoing, to assure compliance with the terms of this agreement, you may also disclose the existence and scope of all restrictions to which you are subject, including those described in Paragraphs 2(E), (G), (H) and 5(A), to your future or prospective employers;

(E)

You agree not to engage at any time in any form of conduct or make any statements or representations, or direct any other person or entity to engage in any conduct or make any statements or representations, that disparage, criticize or otherwise impair the reputation of the Company or any of the Released Parties.  Nothing contained in this Paragraph 3(E) shall preclude you from providing truthful testimony pursuant to subpoena or other legal process;

(F)

You agree that during the Severance Period you will cooperate with requests by the Company to assist in the transition of your job duties or the defense or prosecution of any lawsuits or claims in which the Company or any of the Released Parties may be or become involved, at such times and at such places as shall be mutually convenient for you and the Company, taking into account any employment commitments which you then have. The severance payments shall be the sole compensation provided to Executive for services reasonably requested under this Paragraph 3(F).

(G)

With respect to the Company’s Trade Secrets and Confidential Information (each defined below), you agree as follows:

(i)

You will not directly or indirectly use or disclose any Trade Secret of the Company.  The term “Trade Secret” has that meaning set forth under applicable law;

(ii)

For a period of eighteen (18) months following the Separation Date, you will not directly or indirectly use or disclose any Confidential Information of the Company.  The term “Confidential Information” means all non-Trade Secret information of, about or related to the Company or provided to the Company by its customers that is not known generally to the public or the Company’s competitors.  Confidential Information includes, but is not limited to: (a) information about or related to the EPS/Curricular business; (b) any manuals; technical reports; business plans; customer lists; customer or prospective profiles prepared by or for the Company; inventions; product formulations and specifications; information about products under development; research; development or business plans; production processes; manufacturing techniques; equipment design and layout; test results; financial information; sales, acquisition and marketing strategies and plans, pricing strategies; information relating to sources of materials and production costs; and business records and (c) information which is marked or otherwise designated or treated as confidential or proprietary by the Company;

(iii)

Notwithstanding the foregoing, the terms “Trade Secret” and “Confidential Information” do not include, and the obligations set forth in this agreement do not apply to, any information which: (a) can be demonstrated by you to have been known by you prior to your employment by the Company; (b) is or becomes generally available to the public through no act or omission by you; (c) is obtained by you in good faith from a third party who discloses such information to you on a non-confidential basis without violating any obligation of confidentiality or secrecy relating to the information disclosed; or (d) is independently developed by you outside the scope of your employment with the Company without use of Confidential Information or Trade Secrets; and

(iv)

Nothing in this agreement shall prevent you, after the Separation Date, from using general skills and knowledge gained while you were employed by the Company;

(H)

For a period of eighteen (18) months following the Separation Date, you agree not to directly or indirectly solicit or attempt to solicit any business from any Restricted Customer (defined below) in any manner which competes with the services or products sold or provided by you on behalf of the Company during the twelve (12) months preceding the Separation Date.  “Restricted Customer” means any individual or entity: (i) for whom/which the Company provided services or products and (ii) with whom/which you had direct contact on behalf of the Company or about whom/which you acquired non-public information in connection with your employment with the Company, in the case of both (i) and (ii), above, during the twelve (12) months preceding the Separation Date; and

(I)

You agree that effective as of the Separation Date you have resigned any and all positions you hold with the Company or any of its affiliates as an officer, director or otherwise, and you further agree to execute any and all paperwork to effectuate such resignation on a timely basis as requested by the Company.  Nothing in this Paragraph 3(I) or any other paperwork that you execute shall be construed as a resignation for purposes of your employment agreement.

(4)

Acceptance and Revocation Procedures.  The Company wishes to ensure that you voluntarily agree to the terms contained in this agreement and do so only after you fully understand them.  Accordingly, the following procedures shall apply:

(A)

You agree and acknowledge that you have read this agreement, understand its contents and may agree to the terms of this agreement by signing and dating it and returning the signed and dated agreement, via mail, hand delivery or overnight delivery, so that it is received by , School Specialty, Inc., W6316 Design Drive, Greenville, WI 54942 on or before 5:00 p.m. central standard  time on the forty-sixth (46th) calendar day following your receipt of this agreement;

(B)

You are hereby advised in writing by the Company to consult with an attorney before signing this agreement and you acknowledge that you have done so or had the opportunity to do so;

(C)

You acknowledge and agree that, upon the advice of counsel, the forty-five (45) day consideration period provided for in Paragraph 4(A) shall not be restarted due to material or non-material changes to the terms of this agreement;

(D)

You understand that this agreement, at Paragraph 3(A), above, includes a final general release, including a release of all claims under the ADEA, and you agree and acknowledge that you have been provided with a copy of Exhibit A, which is attached hereto and incorporated herein, which includes a listing of the ages and job titles of persons that were and were not selected for employment termination and the offer to participate in the employment termination program of which this agreement is a part;

(E)

You understand that you have seven (7) calendar days after signing this agreement within which to revoke your acceptance of it (“Revocation Period”).  Such revocation will not be effective unless written notice of the revocation is, via mail, hand delivery or overnight delivery, directed to and received by , School Specialty, Inc., W6316 Design Drive, Greenville, WI 54942, on or before 5:00 p.m. central standard time on the first workday following the end of the Revocation Period;

(F)

This agreement will not be binding or enforceable unless you have signed and delivered it as provided in Paragraph 4(A), above, and have chosen not to exercise your revocation rights, as described in Paragraph 4(E), above.  If you give timely notice of your intention to revoke your acceptance of the terms set forth in this agreement, this agreement shall become null and void, and all rights and claims of the parties which would have existed, but for the acceptance of this agreement’s terms, shall be restored; and

(G)

You represent and warrant to the Company that in the event you choose to accept the terms of this agreement by signing it, the date and time appearing above your name on the last page of this agreement shall be the actual date and time on which you have signed the agreement.  Notwithstanding your failure to execute this agreement or your revocation of it in accordance with Paragraph 4(E), above, the terms of Paragraph 1, above, will continue to apply.

(5)

Miscellaneous.  Should you accept the terms of this agreement, its terms will be governed by the following:

(A)

This agreement constitutes the complete understanding between you and the Company concerning all matters affecting your employment with the Company and the termination thereof.  If you accept this agreement, it supersedes all prior agreements, understandings and practices concerning such matters, including, but not limited to, any Company personnel documents, handbooks, policies, and any prior customs or practices of the Company, excluding the Company’s confidentiality and business ideas agreement, code of ethics agreement, and Articles IV, V, VI, VII, VIII and IX of the Employment Agreement;

(B)

This agreement can only be modified in writing by a document that is signed by both parties;

(C)

Nothing in the release contained in this agreement should be construed as an admission of wrongdoing or liability on the part of the Company or you.  The Company denies any liability to you.  Such provision is included merely to wrap up all loose ends between us;

(D)

In the event that you breach any provision of this agreement, you agree that the Company may suspend payment under this agreement, up to the amount of the Company’s reasonable estimated damages, recover any damages suffered as a result of such breach and recover from you any reasonable attorneys’ fees or costs it incurs as a result of your breach.  In addition, you agree that the Company may seek injunctive or other equitable relief as a result of a breach by you of any provision of this agreement.  In no case, however, shall the release provided in Paragraph 3(A), above, be revoked or terminated if you accept this agreement as provided in Paragraph 4(A), above, and do not exercise your revocation rights before the Revocation Period described in Paragraph 4(E), above, expires; and

(E)

This agreement shall be governed by and construed in accordance with the substantive and procedural laws of the State of Massachusetts without regard to any rules of construction concerning the draftsman hereof.

This agreement is intended to resolve all outstanding issues between you and the Company in a comprehensive manner.  Although this agreement contains language releasing the Company from claims, the Company maintains, and you understand and acknowledge that the Company maintains, that you have no such claims against the Company or any of the Released Parties.

Should you have any questions, please feel free to contact me.

Very truly yours,

SCHOOL SPECIALTY, INC.

By:  /s/ Laura J. Vartanian

Laura J. Vartanian

I agree with and accept the terms contained in this agreement and agree to be bound by them.

Dated this 19th day of December, 2014.

Time:   5:20 p.m.                        Employee:  /s/ Richmond Holden, Jr.

       Richmond Holden, Jr.

EXHIBIT A

(A)

The decisional unit considered in connection with this employment termination program is composed of the executive management team at School Specialty, Inc. (“Company”).

(B)

Only regular Company employees in the decisional unit who were terminated due to the Company’s reorganization occurring on December 1, 2014 are eligible to participate in the employment termination program of which this agreement is a part.  Such individuals will be provided by the Company with a copy of a severance agreement detailing the terms of the employment termination program offered to them.  Only regular Company employees in the decisional unit who were involuntarily terminated by the Company in connection with such reduction-in-force are eligible for benefits under the employment termination program.  The program offers conditional and unconditional separation benefits to four (4) individuals.  Employees provided to the Company from temporary help providers are not eligible to participate in the employment termination program.  The decision to eliminate positions was based on the Company’s economic and operational needs.  The termination/retention decisions turned on one or a combination of the following factors: skill set, knowledge, experience, performance, ability to absorb functions, flexibility, and the staffing needs of the operations of the Company.

(C)

The individuals who are being offered consideration under a severance agreement must sign the agreement and return it to the Company as specified in the agreement.  Once the agreement is signed, employees have seven (7) calendar days to revoke their acceptance of the severance agreement.

(D)

Attached is a listing of the ages and job titles of persons in the decisional unit that were and were not selected for employment termination and the offer to participate in an employment termination program of which this agreement is a part.

(1)

Those who were selected for employment termination and the offer to participate in the basic employment termination program are indicated by an * on the attachment.

(2)

The absence of a notation indicates individuals who were not selected for employment termination.

Position Title	Age	Selection
Asst-Exec to the CEO	61
EVP-CFO	40
EVP-Distribution	54	*
EVP-EPS	61	*
EVP Operations	58	*
Interim CFO	50
SVP-CIO	56	*
SVP, Human Resources	55
SVP-Operational Excellence & CI	49